Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Update on Implementation of the Revised Investment Plan

February 27, 2015: On November 3, 2014, Caledonia Mining Corporation (“Caledonia”) announced the revised investment plan (“Revised Plan”) and production targets for the Blanket Mine which entails:

•	developing a “Tramming Loop” 750 m below surface;

•	continuing to sink the No. 6 Winze to provide rapid, but limited, access to deeper level resources; and

•
sinking a new 6-meter diameter Central Shaft from surface to 1,080 meters.  The new Central Shaft will provide access to the current inferred mineral resources below 750 meters and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately 3 kilometers in length.

On December 2, 2014, Caledonia published a Preliminary Economic Assessment of the Revised Plan which includes the following conclusions:

•	Internal Rate of Return (“IRR”): 267 per cent1

•	Net Present Value (“NPV”) of the Blanket Mine: US$147 million1.

Caledonia provides the following update on the implementation of the Revised Plan as at the end of January 2015:

•	work on the Tramming Loop commenced in November 2014. 384 meters out of the total length of 800 meters have been completed and the Loop is on target for completion as scheduled in June 2015;

•
a further 60 meters of sinking is required at the No. 6 Winze to achieve the interim objective of 930 meters below surface. Completion of the No. 6 Winze is expected, as planned, for the end of July 2015.  The winders at No. 6 Winze have been installed and commissioned; and

•
at the Central Shaft preparatory work is in hand to allow pre-sink work to commence as scheduled in July 2015.  Two 3,100 kW double-drum winders have been acquired which, once refurbished, will be sufficient for the sinking phase and eventual production up to a depth of 2,000 meters below surface.

Steve Curtis, Caledonia’s Chief Executive Officer, commented:

“The Board is pleased with the ongoing implementation of the Revised Investment Plan and we look forward to keeping the market updated with further progress.”

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1 IRR and NPV are derived using a real gold price of US$1,250 per ounce; NPV is calculated by using a real discount rate of 8.36 per cent. Further assumptions are set out in the Technical Report, which is available on Caledonia’s website.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Paul Gillam/ James Black Tel: +44 20 7260 1000

BlytheWeigh Tim Blythe/Halimah Hussain/George Yeomans Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.